Filed by Nalco Holding Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934

Subject Company:  Nalco Holding Company
Commission File No.: 001-32342

On November 2, 2011, Douglas M. Baker, Chairman, President and Chief Executive Officer of Ecolab Inc. (“Ecolab”), gave a live presentation to Nalco Holding Company (“Nalco”) employees in Naperville, IL.  The following slides relating to the proposed merger between Nalco and Ecolab were used during the presentation.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth.   These statements are based on the current expectations of management of Nalco and Ecolab, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Nalco or Ecolab prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Nalco or Ecolab could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers.

Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Nalco, Ecolab and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Nalco and Ecolab, see the Annual Reports on Form 10-K of Nalco and Ecolab for the fiscal year ended December 31, 2010 and the companies’ other public filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Ecolab has filed with the SEC in connection with the merger, which was declared effective by the SEC on October 28, 2011. On or about October 31, 2011, Nalco and Ecolab began mailing the definitive joint proxy statement/prospectus to stockholders of record as of the close of business on October 11, 2011. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Nalco nor Ecolab undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

1

Additional Information and Where to Find it

In connection with the proposed merger between Ecolab and Nalco, Ecolab filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Ecolab and Nalco that also constitutes a prospectus of Ecolab relating to the proposed transaction. The Registration Statement was declared effective by the SEC on October 28, 2011. On or about October 31, 2011, Nalco and Ecolab began mailing the definitive joint proxy statement/prospectus to stockholders of record as of the close of business on October 11, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Ecolab, Nalco and the proposed merger. Investors and security holders can obtain these materials and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus can be obtained free of charge by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary or by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretary. Security holders may also read and copy any reports, statements and other information filed by Ecolab or Nalco with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Ecolab, Nalco and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of stockholders, and information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the registration statement and joint proxy statement/prospectus and other relevant materials that have been filed with the SEC.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

2

Simultaneously Growing the Opportunity Set and Capability

ECOLAB HAS CONSIS MARKET
OPPORTUNITY TO

ECOLAB
+
NALCO

1995

2010

57B

QSR, FR
Water treatment,
Audit

Healthcare
Infection Control

$18B
Asia Pacific,
Latin America
+
+
1
$100B+

Compelling Strategic and Financial Benefits
y Expands Opportunity Making Us a Stronger, Faster Growth Company
 ▪ Potential to capitalize on major growth trends: food demand and safety, healthcare demand and safety, energy demand, shifting economies
 ▪ Portfolio invested towards faster growth: bigger emerging market exposure, water and energy segments faster
y Equips Us to Better Meet Customer Needs
 ▪ Water competency critical to long-term success in 50% of traditional Ecolab markets
 ▪ Our technology, model know-how and financial strength equip Nalco to win as well
y Strong Business Model, Technology and Culture Fit
 ▪ Shared growth and customer service culture mindset
 ▪ Both operate unique service/technology models
 ▪ Highly compatible and leveragable technology know how
y Compelling Shareholder Value Creation: Accretive Transaction
 ▪ Attractive revenue synergy opportunities
 ▪ Approximately $150 million of cost synergies identified
 ▪ Transaction is expected to be accretive to EPS in 2012 and subsequent years, bolstering double-digit growth
y Conservative Financial Position Maintained
 ▪ Expected to retain a strong investment grade rating, reflecting the strong Ecolab balance sheet and significant cash flow generation and deleveraging post-combination
2

Unsolicited Customer Reaction to the Merger
y “Great News” - VP at a Global Lodging Company
y “Our partnership only grows stronger”
  - Global Procurement at a Global Lodging Company
y “Industrial water treatment seems like a natural extension of your current strategies and I am sure that it will provide tremendous growth opportunities”
   - SVP Purchasing at one of the world’s largest dining companies
y “This deal makes perfect sense to us. You guys are big thinkers”
   - Head of purchasing of one of the largest food processing companies globally
y “We like Ecolab and Nalco very much from an individual company perspective and await the additional value we can create ”
  - EVP supply chain of a Fortune 500 specialty protein company
y “Having done business for many (15+) years with both companies I believe this is an excellent fit to complete Ecolab’s water services offering.
 Both companies are customer oriented and high quality service providers.”
   - Global Lodging company
3

Analyst Reaction
“We believe Ecolab’s medium-term outlook remains strong as
investments (product pipeline, sales force additions, and acquisitions) and benefits from the Nalco acquisition positions the company for double-digit earnings growth even against a very weak macroeconomic backdrop.”
 - Barclays, Oct. 26, 2011
“We believe the Nalco acquisition provides enhanced growth potential, with long-term benefits resulting from the combination. We continue to recommend the stock on long-term value creation opportunities…
“Ecolab has historically increased its end-markets as part of its long term strategy, and we believe the water and energy production end markets present interesting growth opportunities which will benefit from ECL's management and balance sheet, not to mention certain cost and eventual revenue synergies.”
 - Baird, Oct. 26, 2011
“…More importantly, in our view this merger creates significant longer term value by dramatically expanding the joint company’s addressable market and growth potential.”
 - W Blair, Oct. 25, 2011

Synergies Come Primarily from
Growth vs. Cost
y This merger is primarily about value creation through growth and building breadth of capability to better serve our customers, and much less about cost synergies
 ▪ Market share gain
 ▪ Expanded customer offerings
y However, we do plan for $150 million in cost synergies in G&A and
 Supply Chain over the next several years
 ▪ Streamlining G&A (executive and corporate duplication)
 ▪ Scale and volume leverage
 ▪ Utilization improvement
 ▪ Cost productivity
y We expect no cost synergies in selling, service or R&D

($ - mlns)	2012	2013	2014	2015	2016
Growth - Sales	$0	$75	$200	$350	$500
Cost Synergies	$35	$100	$150	$150	$150

6
Synergies

Synergies
y Accelerated Growth Opportunities
 ▪ Nalco water treatment à Ecolab’s Food & Beverage, Institutional, Kay, Textile Care customers
 ▪ Ecolab Institutional, Pest Elimination à Nalco’s Industrial, Paper,
 Oil and Gas customers
 ▪ Expand service and innovation investments
 ▪ Accelerate energy and emerging markets investment
y Cost Synergies
 ▪ Focused on near-term cost synergies and expect approximately $150 million of annualized cost savings
 ▪ Approximately one-third related to G&A and two-thirds related to supply chain
 ▪ No reductions in sales and service or R&D associates
y Management and Financial Leverage
 ▪ Similar business models and cultures
 ▪ Combination creates significant management capabilities and greater Nalco financial flexibility
y Innovation Synergies: Cross-Pollenization
 ▪ Nalco’s 3D TRASAR potential in Food & Beverage Clean-in-Place plant cleaning systems and commercial laundries
 ▪ Ecolab’s field technologies and antimicrobial science applications for Water, Energy and Paper
7

NALCO
NALCO
NALCO
NALCO
Raw Materials
Surface Water
Energy
Raw Water Treatment
Pre-treatment
Boiler
ECOLAB
ECOLAB
Wastewater Treatment
ECOLAB
Cooling Tower
Recycle
Air Releases
Waste Water
Solid Waste
ECOLAB

Integrated Solutions: Food & Beverage Plant
CLEANING & SANITIZING + WATER/WASTE
CIP Monitoring
Equalizing
Chemistries
DAF Equipment
Boilers &
Cooling Water Treatment
Solutions for Waste
Separation
Operating
Contracts
Filtration Systems,
Cleaning & Service
Dry Lube
Low Tem Cleaning
Anti-Microbial
3D TRASAR/
360 Monitoring
8

Meat Processing
$2,500
$2,000
$1,500
$1,000
$500
$0
+77%
Cleaning & Sanitation
Water, Waste

Sports Drink
$1,200
$1,000
$800
$600
$400
$200
$0
+61%
$400
Cleaning & Sanitation
Water, Waste

Cheese Plant
$600
$500
$400
$300
$200
$100
$0
+175%
Cleaning & Sanitation
Water, Waste

Dairy Plant
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
+475%
Cleaning & Sanitation
Water, Waste

ECOLAB

Expanded Sales Potential per Plant
9
$200
$350
$200
$200
$950
$200
$1,300
$1,000
$1,300
$650
370
$650
($000)
Annual Sales Per Customer

Acute Care
$150
$100
$50
$0
+35%
Infection Control/Skin Care
Water Treatment

Hospitality
$50
$40
$30
$20
$10
$0
+50%
Institutional
Water Treatment

Laundry Plant
$80
$60
$40
$20
$0
+45%
Laundry Chemistry
Water & Waste

200
950
200
Annual Sales Per Customer
Expanded Sales Potential for Additional
Ecolab Markets
10
$100
$100
$35
$30
$30
$15
$45
$45
$20
($000)

Ecolab
Nalco
Corporate Market Focus
✔
✔
Leading Technology
✔
✔
In-Unit Service
✔
✔
Training Competency
✔
✔
Information Capture
✔
✔
Complimentary Business Model

Technology and Service Focus
Sales and Services Employees ~14,500 ~7,000
Technology Centers  7  14
Patents  3,700+  1,800+
R&D Employees  700  600
R&D 2010  $88M  $80M

Engagement Statements

I am excited about the future direction of the combined company
Ecolab—Overall
Nalco—Overall
I am personally motivated to make the combined company successful
Ecolab—Overall
Nalco—Overall
0%
20%
40%
60%
80%
100%
Favorable
Neutral
Unfavorable

Average Agreement (Scale of 1-7 [best])

				Ecolab				Nalco				Ecolab		Nalco			
	BOTH COMPANIES	Ecolab - Overall	Nalco - Overall	Asia Pacific	EMEA	Latin America	North America	Asia Pacific	EMEA	Latin America	North America	PC/EC	Management Team	PC/EC	Management Team	Ecolab Integration Team	Nalco Integration Team
I am excited about the future direction of the combined company	6.1	6.5	5.7	6.3	6.6	6.7	6.5	6.1	6.2	6.3	5.7	6.7	6.5	5.5	5.7	6.6	5.3
I am personally motivated to make the combined company successful	6.5	6.7	6.2	6.1	6.7	6.8	6.7	6.3	6.5	6.4	6.3	6.9	6.7	5.5	6.3	6.9	5.8

Consulting | Talent & Rewards
Proprietary & Confidential | 013671017 Culture.ppt/014-K3-69884 10/2011
11
AON Hewitt
ECOLAB®

Leadership Engagement

Reactive
Open / Transparent
People-oriented
Employee focused
Collaborative
Decisive
Cost focused
Innovative
Short-term-oriented
Risk-tolerant
Division / Function focused
Hierarchical / Command and control
Decision Making – Intuitive
Internally focused
Disciplined
Inclusive
Results-oriented
Regional focused
Consensus
Accountable
Proactive
Closed / Guarded
Task-oriented
Customer focused
Independent
Indecisive
Growth focused
Conventional
Long-term-oriented
Risk-averse
Enterprise focused
Flat / Empowered
Decision Making – Data Driven
Externally focused
Flexible
Exclusive
Process-oriented
Global focused
Authoritative
Blaming
Ecolab - Overall
Nalco - Overall
AON Hewitt

Reactive
Open / Transparent
People-oriented
Employee focused
Collaborative
Decisive
Cost focused
Innovative
Short-term-oriented
Risk-tolerant
Division / Function focused
Hierarchical / Command and control
Decision Making – Intuitive
Internally focused
Disciplined
Inclusive
Results-oriented
Regional focused
Consensus
Accountable
Proactive
Closed / Guarded
Task-oriented
Customer focused
Independent
Indecisive
Growth focused
Conventional
Long-term-oriented
Risk-averse
Enterprise focused
Flat / Empowered
Decision Making – Data Driven
Externally focused
Flexible
Exclusive
Process-oriented
Global focused
Authoritative
Blaming
Ecolab - Overall
Nalco - Overall
AON Hewitt

ECOLAB®

14
Ecolab Current Culture (Relative to Nalco)	Nalco Current Culture (Relative to Ecolab)	Desired Culture
Results-oriented	Process-oriented	Results-oriented
Regional Focused	Global Focused	Global Focused
Hierarchical / Command & Control	Flat / Empowered	Flat / Empowered
Conventional	Innovative	Innovative
Function focused	Enterprise Focused	Enterprise Focused
Current Culture
Desired Culture
Key Differences and Aspirations
Current Culture Similarities	Desired Culture
Customer Focused	Customer Focused
Short-term Oriented	Long-term Oriented
Authoritative	Consensus
Accountable	Accountable
Decisive	Decisive
Key Similarities and Aspirations
Cultural Fit

Stronger Foundation
y $11B in combined revenue
y Strong cash flow: ~$1.2B in
 operating cash flow, ~$2B in
 EBITDA
y Strong balance sheet and financial
 wherewithal
y More balanced industry mix
Great Fit
y Technology and business model
 alignment
y Similar business cultures
y Complete the circle of solutions
y Limited direct overlap …
 minimum disruption
Essential Expertise for
Water Management
Cleaner Safer. Healthier.
More Efficient. More Sustainable.
Everywhere it Matters
Enhances Both Companies’ Prospects For Greater Growth
Stronger Foundation for Combined Company

Significant Increase in Scale
FY 2011 Estimates	Ecolab	Nalco	Combined
Sales (Analysts Estimate)	$6.7	$4.7	$11.3
Net Income (Analysts Estimate)	$0.6	$0.2	$0.8
Net Income %	9%	5%	7%
ROIC (Annual 5 quarter average)	18%	10%	N/A
Vitality Index	35%	27%	N/A
Market Cap (as of 7/15/11; combined is current)	$12.9	$4.0	$16.4
# of Employees (ECL end of Q3; NLC per 2010 Factbook)	26,961	12,493	39,454
$ in billions

$ in billions

FY 2011 Estimates	E lab	Nalco	Combined
Sales (Analysts Estimate)			$11.3
Net Inc (Analysts Estimat			$0.8
Net Income			7%
ROIC (Annual 5 quarter			N/A
Vitality Index			N/A
Market Cap (as of 7/15/11; combined i urrent)	2.	$4.	$16.4
# of Employees (ECL end of Q3; NLC per 2010 Factbook)	26,961	12,493	39,454

ECOLAB

Significant Increase in Scale

  Ecolab Nalco
Sales  +11% +15%
Adj. EPS +14% +15%
Q3 Results

Merger Status Update
y Antitrust Filings
 ▪ U.S. clearance received
 - Early termination of HSR waiting period
 ▪ Only China & Europe outstanding
y SEC Filings complete
y Committed financing to close the deal completed
y Continue to project Q4 close
y Dedicated integration team planning underway

An Acquisition with the Spirit of a Merger
y The best of...goal is “better”
y All join as equals
 ▪ Talent, knowledge, results matter
 ▪ Lineage does not
y We will work to be fair and smart
y We will seek to avoid political answers
 ▪ No “quotas”
 ▪ Focus on what’s right for the business and customers

Stronger, Better Company is the Goal

y Better equipped to serve customers
 ▪ Technology enhanced
 ▪ Costs reduced
y Balance sheet to capitalize on growth opportunities
y Talent and experience needed to win

Leadership Team*

S. Fritze, chief financial officer
y J. Seifert, executive vice president, general counsel
 and secretary
y M. Meyer, executive vice president,
 Human Resources
y S. McCutcheon, senior vice president
 and chief information officer
y L. Berger, executive vice president
 and chief technical officer
y G. Temple, executive vice president
 and chief supply chain officer
y H. Thom, senior vice president,
 Global Marketing & Communications
y A. Busch, senior vice president,
 Corporate Development
y H. Sisco, vice president,
 Global Safety, Health and Environment
* Post Merger Close
E. Fyrwald, president
y T. Handley, senior executive vice president and
 president, Global F&B and APLA
y D. Flitman, executive vice president
 and president, Global WPS
y S. Taylor, executive vice president
 and president, Global Energy Services
y M. Hickey, executive vice president
 and president, Institutional N.A.
y J. Miller, executive vice president
 and president, Global Services & Specialty
y S. Nestegard, executive vice president
 and president, Global Healthcare
y B. Mendez, executive vice president and president,
 Global Specialty
y C. Beck, executive vice president
 and president, Global Integration
y P. Mason, executive vice president
 and president, EMEA
y E. Melin, executive vice president
 and president, Asia Pacific
y J. White, executive vice president
 and president, Latin America
D. Baker, CEO and chairman

2012 Priorities

Win as ONE	y Create “one company”. Empowered and engaged. Focused on growth.
Win BIG	y Continue to build share with the largest players in the industries we serve.
Win FAST	y Develop and expand leadership position in the fastest growing markets -- Segments: Water, Energy, Healthcare -- Geographies: Greater China, India, Brazil
Win LEAN	y Over-deliver integration synergies. Extend global leverage, led by Europe.
Win SAFE	y Make safety core to our foundational principles.
Win NOW	y Exceed year one merger goals, while building for a successful future

What Must Happen to Succeed
y We become one company
y We all decide the future is more important than the past
y We quickly focus on what matters:
 ▪ Customers
 ▪ Team Development
 ▪ Delivering
 ▪ Growth

What This Means To You
y You are a part of an organization with a mission that truly is
 “everywhere it matters”.
y You are providing and protecting what is vital:
 ▪ Clean water
 ▪ Safe food
 ▪ Abundant energy
 ▪ Healthy environments
y You are part of a larger, stronger organization poised for exceptional growth.
y You have more to offer our customers.
y You have more career opportunities.

Delivering on Our Purpose,
Reaching Our Potential
Ecolab + Nalco =